

Mail Stop 3720

December 28, 2009

Mr. Toney Anaya
Chief Executive Officer
Natural Blue Resources, Inc.
2150 S 1300 E, #500
Salt Lake City, UT 84106

> **RE:** **Natural Blue Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009, as amended April 17, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009**
> **Filed May 20, 2009 and August 19, 2009, as amended August 20, 2009**
> **File No. 333-128060**

Dear Mr. Anaya:

We issued comments to you on the above captioned filing on November 2, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 11, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 11, 2009, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director